UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

January 10, 2008

Commission File Number: 000-52074

                    AMECS INC.
(Name of Small Business Issuer in its charter)

Nevada	98-0446287
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. No.)

3960 Howard Hughes Parkway - 5th Floor Las Vegas, Nevada 89169
(Address of principal executive offices and Zip Code)

702-990-3627
(Registrant's telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

Purpose of Information Statement

This Information Statement, which is being mailed on or about January 10, 2008 to the holders of shares of the common stock, par value $.00001 per share, of Amecs Inc., a Nevada corporation (the “Company”), is being furnished in connection with a change in the majority of the members of the board of directors of the Company (the “Board”). On December 5, 2007, a Securities Purchase and Sale Agreement (the “Securities Purchase and Sale Agreement”) was entered into between Alexei Gavriline, the owner of the majority of the Company’s securities and Rudana Investment Group AG, a corporation formed under the laws of Switzerland. Pursuant to the Securities Purchase and Sale Agreement, Mr. Gavriline has sold all of his shares of the Company’s common stock to Rudana Investment Group AG.

In accordance with the Company’s by-laws and applicable laws of the State of Nevada, which is the corporate domicile of the Company, and pursuant to the terms and conditions of the Securities Purchase and Sale Agreement, Mr. Gavriline appointed John Genner to fill one of the vacancies on the Board, effective immediately prior to the closing of the Securities Purchase and Sale Agreement (the “Closing”). Additionally, Mr. Gavriline, who served as the Company’s sole officer and director since the Company’s inception, tendered his resignation effective upon the Closing, on December 18, 2007. The Board now intends to appoint Riccardo Maggiora as a director of the Company. Dr. Maggiora’s appointment will become effective ten (10) days after the date this Schedule 14f-1 is disseminated to the Company’s shareholders.

This Information Statement will be mailed to all holders of record of the Company's common stock who would be entitled to vote at a meeting for election of directors at the close of business on January 9, 2008. No action is required by the shareholders of the Company in connection with changes to the composition of the Board. However, Rule 14f-1 promulgated pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Act”), requires that ten (10) days prior to a change in a majority of the board of directors pursuant to an arrangement or understanding with the person or persons acquiring securities in a transaction subject to Section 13(d) or 14(d) of the Act, certain information be disseminated to the shareholders.

At the Closing, a change in control of the Company occurred. Pursuant to the Securities Purchase and Sale
Agreement, Rudana Investment Group AG paid $75,000 at the Closing to acquire 5,000,000 shares of the Company’s common stock from Mr. Gavriline. Rudana Investment Group AG now owns 83.2% of the Company’s issued and outstanding shares. The address of Rudana Investment Group AG is Bahnhofstrasse 23, CH - 6301 Zug, Switzerland. The source of funds used by Rudana Investment Group AG to acquire these 5,000,000 shares was Rudana Investment Group AG’s working capital. The Securities Purchase and Sale Agreement did not require a vote of the Company's shareholders. The Company was not a party to the Securities Purchase and Sale Agreement.

Following the Closing on December 18, 2007, the Board of Directors declared the payment of a stock dividend, approving the payment of such dividend to all of the stockholders of record of the Company as of the record date of January 2, 2007. Such stock dividend was paid on January 9, 2008. Each stockholder of the Company received six (6.0) additional shares of the Company’s common stock for each one (1) share of the Company’s common stock which they held as of the record date. Holders of fractions of shares of the Company’s common stock received a proportional number of shares rounded to the nearest whole share. In connection with this stock dividend, the ownership of stockholders possessing 6,007,650 shares of the Company’s Common Stock was thereby increased to 42,053,550 shares of common stock.

Voting Securities and Principal Holders Thereof

Voting Securities

As of the close of business on January 9, 2008, 42,053,550 shares of the Company’s common stock were issued and outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the close of business on January 9, 2008, the total number of shares owned beneficially by our directors, officers and key employees, and any person (including any group) who is known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities. The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to their shares.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Rudana Investment Group AG Bahnhofstrasse 23, CH - 6301 Zug, Switzerland	35,000,000	83.2%
John Genner (1) 65 Epping Road Noth Ryde, Sydney, 2113, Australia	0	0
Riccardo Maggiora (2) Politecnico di Torino Dipartimento di Elettronica Corso Duca degli Abruzzi n. 24, Torino, Italy	0	0

(1) Director.

(2) Dr. Riccardo Maggiora has not yet commenced his service as a member of the Board. Dr. Maggiora’s appointment will become effective ten (10) days from date this Schedule 14f-1 is disseminated to the Company’s shareholders.

Changes in Control

To the knowledge of management, there are no present arrangements or pledges of securities of our company which may result in a change in control of our company.

Adverse Interests

The Company is not aware of any material proceeding to which any director, officer, or affiliate of the Company, or any owner of record or beneficially of more than five percent of any class of the Company’s voting securities, or security holder is a party adverse to the Company or has a material interest adverse to the Company.

Directors, Executive Officers, Promoters and Control Persons

Our directors serve until their successors are elected and qualified. Our officers are elected by the Board to a term of one (1) year and serve until their successors are duly elected and qualified, or until they are removed from office. The Board has no nominating, auditing or compensation committees.

The name, address, age and position of our officer and directors are set forth below:

Name and Address	Age	Position(s)
John Genner 65 Epping Road Noth Ryde, Sydney, 2113, Australia	67	Director
Riccardo Maggiora (1) Politecnico di Torino Dipartimento di Elettronica Corso Duca degli Abruzzi n. 24, Torino, Italy	37	Director

(1) Dr. Riccardo Maggiora has not yet commenced his service as a member of the Board. Dr. Maggiora’s appointment will become effective ten (10) days from date this Schedule 14f-1 is disseminated to the Company’s shareholders.

Biographies:

John Genner - Director

Mr. Genner was appointed to the Company’s Board on December 18, 2007. Mr. Genner is a Certified Public Accountant in Australia. Since September of 1997, Mr. Genner has served as a Managing Director of BQT Solutions Limited, an Australian Listed Public Company, and since June of 2000, Mr. Genner has served as Chief Executive Officer of that company. Prior to that, for approximately nine years he was the Chief Executive of a mortgage company and for fifteen years has operated as a private investor and company director. He is a graduate of Sydney Technical College.

Riccardo Maggiora - Director

Following the Closing on December 18, 2007, the Board appointed Riccardo Maggiora as a director of the Company. Dr. Maggiora’s service as a director will commence ten (10) calendar days following the filing of an Information Statement on Schedule 14f-1 with the U.S. Securities and Exchange Commission (as such Information Statement may be amended prior to the expiration of such ten (10) day period, and which amendment thereof shall extend the ten (10) day period prior to the effectiveness of Dr. Maggiora’s service). Since 1999, Dr. Maggiora has been an Associate Professor at the Politecnico di Torino in Torino, Italy and he has served as a member of such university’s Antenna and Electromagnetic Compatibility Laboratory (LACE).

No decisions have been made regarding any committees on which Dr. Maggiora may serve.

Family Relationships

Neither Dr. Maggiora nor Mr. Genner has any family relationships with the Company’s other officers or directors or persons nominated or chosen by the Company to become officers or directors.

Involvement in Certain Legal Proceedings

During the past five years no director, person nominated to become a director, executive officer, promoter or control person of the Company has: (i) has had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (iv) been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Transactions with Related Persons

There have been no transactions, since the beginning of the Company’s last fiscal year, and there are no currently proposed transactions, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last three completed fiscal years, and in which any related person had or will have a direct or indirect material interest.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership of our common stock with the Securities and Exchange Commission. Directors, executive officers and persons who own more than 10% of our common stock are required by Securities and Exchange Commission regulations to furnish to us copies of all Section 16(a) forms they file.

Based solely upon review of the copies of such reports received or written representations from the reporting persons, we believe that during our 2007 fiscal year our directors, executive officers and persons who own more than 10% of our common stock timely filed all reports required by section 16(a) of the Securities Exchange Act of 1934, except that (i) Mr. Alexei Gavriline, a former officer, director and 10% shareholder, did not file a Form 5 reflecting his failure in 2006 to file a Form 3 in a timely fashion; and (ii) Rudana Investment Group AG, a 10% shareholder, filed its initial Form 3 one day late.

Corporate Governance

Audit Committee and Charter

We do not have a separately-designated audit committee of the Board. Audit committee functions are performed by our Board. Neither the current nor prospective member of the Board may be deemed to be independent.

Our Board is responsible for: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and (5) funding for the outside auditors and any outside advisors engaged by the Board. The Board has responsibility for the Company’s audited financial statements, including in all prior reporting periods, that: (i) The Board has reviewed and discussed the audited financial statements with management; (ii) The Board has discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; (iii) The Board has received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with the independent accountant the independent accountant’s independence; and (iv) The Board previously determined that the audited financial statements be included in the Company’s annual report on Form 10-KSB for the 2006 fiscal year for filing with the Commission.

A copy of our audit committee charter has been filed with the U.S. Securities and Exchange Commission.

Audit Committee Financial Expert

None of our directors or officers have the qualifications or experience to be considered an independent financial expert. We believe the cost related to retaining an independent financial expert at this time is prohibitive. Further, because of our limited operations, we believe the services of a financial expert are not warranted. We may appoint an independent financial expert in the future.

Director Independence

Neither the current nor prospective member of the Board is independent.

Board Meetings and Committees; Annual Meeting Attendance

There were no meetings of the Board during the last full fiscal year and the Board conducted all Board actions by written consent. The Company did not hold an annual meeting of the Company’s security holders during the prior fiscal year and does not have a policy requiring attendance by members of the Board.

Nominating Committee

The Board does not have a separately designated nominating committee. The Board has considered all potential nominees to date. At the present time, the Board has not adopted a nominating committee charter. The Board anticipates adopting a nominating committee charter and formal policies regarding the nomination of directors in the immediate future.

Compensation Committee

The Company does not currently have a separately-designated compensation committee. As the Company has never paid compensation to its officers and directors, a committee of this nature has been deemed unnecessary. The Company intends to review the need to form such a committee in the immediate future, prior to paying compensation to any officer or director.

Shareholder Communications

Any shareholder may communicate directly to our Board by sending a letter to our Company’s address of record.

Executive Compensation

From the Company’s inception on December 28, 2004 through the date of this Information Statement, no compensation has been paid to our officers and directors, including salary, bonus, stock or option awards or otherwise. No director, officer or other employee of the Company has received any equity awards in connection with their services to the Company. We have therefore omitted any tables reflecting Summary Compensation, Outstanding Equity Awards at Fiscal Year-End and Director Compensation, as each of the aforementioned is inapplicable.

We have no employment agreements with any officer. There are no stock option plans, retirement, pension, or profit sharing plans for the benefit of any officer or director. We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors

Our directors do not receive any compensation for serving as members of the board of directors.

Disparity between the offering price and the price Mr. Gavriline paid for his shares

In December 2004, Mr. Alexei Gavriline, who was until December 18, 2007 our sole officer, director and founder, purchased 5,000,000 shares of our common stock in consideration of $0.00001 per share (par value). Mr. Gavriline became our sole shareholder at the inception of the Company. The shares were purchased by Mr. Gavriline in his capacity as our shareholder. The shares were not issued to Mr. Gavriline in connection with his employment. Further, at the time the shares were issued to Mr. Gavriline, we had no assets and our shares were not publicly traded. Accordingly there was no market for the shares.

Based upon the foregoing set of facts, we have determined that there is no law, regulation or accounting standard that requires the difference between what Mr. Gavriline paid for his shares and the public offering price, to be included as compensation to Mr. Gavriline. Accordingly, no compensation as a result of Mr. Gavriline’s purchase of shares has been recorded as executive compensation.

[Signature Page Follows]

SIGNATURES

        In accordance with Section 13 or 15(d) of the Exchange Act, the Company has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.
Amecs Inc. /s/ Mohammed Haneefa Shereef Rehuman Name: Mohammed Haneefa Shereef Rehuman Title: President and Chief Executive Officer

January 10, 2008